Exhibit 99.1

Richmont Mines Announces Details for 2016 Fourth Quarter and Annual Financial Results Conference Call and Webcast

TORONTO, Feb. 3, 2017 /CNW Telbec/ - Richmont Mines Inc. (TSX - NYSE: RIC) ("Richmont" or the "Corporation"), announces that it will release the Corporations' fourth quarter and annual financial results for the period ended December 31, 2016 before the markets open on Tuesday, February 21, 2017. The financial statements will be available on the Corporation's website at www.richmont-mines.com or at www.sedar.com.

Webcast and Conference Call
Senior management will discuss the 2016 financial results in a webcast and conference call to be held on Tuesday, February 21, 2017 starting at 8:30 a.m. Eastern Time.

Webcast access:
http://event.on24.com/r.htm?e=1355317&s=1&k=D7D190B298425068E1228B2C3B8F9C62

Telephone access:

•	Toll free (Canada & U.S.): 1-888-390-0546
•	Toronto local & International: 1-416-764-8688

A replay will be available until March 7, 2017 by dialing 1-416-764-8677 (Toronto local and international) or 1-888-390-0541 (toll free in Canada and U.S.), using pass code 420436#. The webcast and presentation slides will be archived on the Corporation's website at www.richmont-mines.com.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

SOURCE Richmont Mines

To view this news release in HTML formatting, please use the following URL: http://www.newswire.ca/en/releases/archive/February2017/03/c5324.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 10:00e 03-FEB-17